Exhibit 12.1

Targacept, Inc.

Computation of Ratio of Earnings to Fixed Charges

	2005	2006	2007	2008	2009	September 30, 2010
	(in thousands, except ratio)
Pretax income from operations	$(29,941)	$(404)	$(31,772)	$(28,144)	$(40,325)	$14,472
Add fixed charges	719	578	859	964	930	642

Total Earnings	$(29,222)	$174	$(30,913)	$(27,180)	$(39,395)	$15,114

Interest Expense	225	83	138	251	217	114
Estimate of the interest within rental expense*	494	495	721	713	713	528

Total Fixed Charges	$719	$578	$859	$964	$930	$642

Ratio of earnings to fixed charges	—	—	—	—	—	23.54

Deficiency of earnings to fixed charges	$(29,941)	$(404)	$(31,772)	$(28,144)	$(40,325)	—

*	Estimated to be one-third of rental payment.